

10028142

Wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF __12/31/09__
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

PANOS TRADING LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1729
(No. and Street)

Chicago   **Illinois**   **60605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan   **(312) 431-0014**
                                              (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[   ] Public Accountant
[   ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Louis Panos**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Panos Trading LLC** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lous Panos
Signature

Managing Member
Title

Subscribed and sworn to before me this

19ᵗʰ day of February , 2010

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 09/10/2012

Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Panos Trading LLC

We have audited the accompanying statement of financial condition of Panos Trading LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Panos Trading LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 19, 2010

PANOS TRADING LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	4,422
Receivable from broker-dealer		15,235,434
Securities owned, at fair value		67,248,626
Furniture, at cost (net of accumulated depreciation of $12,908)		7,171
Other assets		10,036
	$	82,505,689

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	78,501,605
Members' equity		4,004,084
	$	82,505,689

See accompanying notes.

PANOS TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

1. **Organization and Business**

Panos Trading LLC (the "Company"), formerly Panos Trading Limited Partnership, an Illinois limited liability company, was organized on April 21, 1992. The Company changed from a limited partnership to a limited liability company in June, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company engages primarily in the proprietary trading of exchange-traded equity securities, equity options, index options and financial futures contracts.

2. **Summary of Significant Accounting Policies**

Securities Valuation and Revenue Recognition
Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts. Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157, with the related unrealized profit or loss included in trading gains in the statement of operations. Open equity in futures transactions is recorded as receivable from broker-dealer.

Depreciation
Furniture is being depreciated over the estimated useful lives of the assets using the straight-line method.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Reclassifications
For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Credit Concentration**

At December 31, 2009, a significant credit concentration consisted of approximately $4 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Goldman Sachs Execution & Clearing, L.P. Management does not consider any credit risk associated with this receivable to be significant.

4.   **Clearing Agreement**

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class C limited partnership interest in GSEC. The Company's investment in GSEC is reflected in other assets in the statement of financial condition. Under the most restrictive rules of the Chicago Board Options Exchange and GSEC, the Company is required to maintain a minimum net liquidating equity of $1 million with GSEC, exclusive of its limited partnership interest.

5.   **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures contracts and options on futures, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

---

6.   **Fair Value Disclosure**

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs   Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs   Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs   Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1
Assets	
Securities owned	
Equities	$ 136,331
Options	67,112,295
Total securities owned	$ 67,248,626
Liabilities	
Securities sold, not yet purchased	
Equities	$ 33,596
Options	78,468,009
Total securities sold, not yet purchased	$ 78,501,605

At December 31, 2009, the Company held no Level 2 or Level 3 investments.

7. **Contingencies**

The Company is subject to an arbitration action involving former members. The Company's legal counsel has indicated that three of the Company's former members have disputed profit allocations for 2006, 2007 and 2008 and the related amounts owed to them. In the opinion of management, it is not possible at this time to estimate the effect on the financial position of the Company by these claims.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2009, the Company had net capital and net capital requirements of $3,961,385 and $100,000, respectively.

SUPPLEMENTAL SCHEDULES

PANOS TRADING LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital

Total members' equity		$ 4,004,084
Deductions and /or charges:		
Nonallowable assets:		
Other assets	$ 10,036	
Furniture, at cost	7,171	(17,207)
Net capital before haircuts on securities positions		3,986,877
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 25,492	(25,492)
Net capital		$ 3,961,385

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 3,861,385

Computation of aggregate indebtedness

Aggregate indebtedness		$ 0
Ratio of aggregate indebtedness to net capital	%	0.00

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

See accompanying notes.

PANOS TRADING LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

PANOS TRADING LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
Panos Trading LLC

In planning and performing our audit of the statement of financial condition of Panos Trading LLC (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 19, 2010

PANOS TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009
AVAILABLE FOR PUBLIC INSPECTION

PANOS TRADING LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(e)(4)

Period Ended December 31, 2009



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Panos Trading LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying summary of Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Panos Trading LLC (the "Company") and the Securities and Exchange Commission, Chicago Board Options Exchange, and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Summary of
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

    CBOE   8-44728   DEC

    Panos Trading LLC
    440 South LaSalle Street Suite 1729
    Chicago, IL 60605

    Note: If any of the information shown on the mailing label requires correction, please email any corrections to form@sipc.org and so indicate on the form filed.

    Name of telephone number of person to contact respecting this form.
    Jim Woods (312) 362-4844

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____ 150

    B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____ 2,497)

    _____
    Date Paid

    C. Less prior overpayment applied   (_____ -)

    D. Assessment balance due or (overpayment)   _____ (2,347)

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____ -

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____ (2,347)

    G. PAID WITH THIS FORM
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _____ -

    H. Overpayment carried forward $(_____ 2,347)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

    _____
    _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEE ACTUAL FORM SIPC-7T AS PREVIOUSLY FILED
FOR ORIGINAL SIGNATURE.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form
for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calulations _____   Documentation _____   Forward Copy _____

SIPC REVIEWER

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009 and
ending _December 31_, _2009_
Eliminate cents

Item No.

2a.	Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,610,554

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities trading accounts.   5,435

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees, and legal fees deducted in determining

(7) Net loss from securities within investment accounts

        Total additions   5,435

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit

(2) Revenues from commodity transactions.   15,599,521

(3) Commissions, floor brokerage, and clearance paid to other SIPC members in connection with   172,841

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii)

(7) Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        CODE 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $ 4,146

    (ii) 40% of interest earned on customer securities accounts. $ -

    Enter the greater of line (i) or (ii)   4,146

        Total deductions   15,776,508

2d.	SIPC Net Operating Revenues	$ (13,160,519)
2e.	General Assessment @ .0025	$ 150

(to page 1 but not less than
$150 minimum)